FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 16, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 16, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 16, 2020

1.        Date, Time and Place: Meeting held on September 16, 2020 at 3:00 p.m., by conference call.

2.        Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company’s Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Ms. Flávia Buarque de Almeida (“Ms. Flávia Almeida”), Ms. Flávia Maria Bittencourt (“Ms. Flávia Bittencourt”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.        Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.        Agenda: (i) to approve and authorize the issuance, by the Company, of Senior Unsecured Notes (“Notes”), in an international offering, under the exemptions from registration provided by Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in the principal amount of five hundred million United States dollars (US$500,000,000.00), with a coupon of 5.750% per year, payable semi-annually, commencing on March 21, 2021, and final maturity date on September 21, 2050 (“Issue”); (ii) to approve the offers to repurchase: (a) any and all 5.875% Senior Notes due 2022 issued by the Company and (“2022 Notes”), (b) any and all 2.750% Senior Notes due 2022 issued by the Company (“Euro Notes”), (c) any and all 3.95% Senior Notes due 2023 issued by the Company (“2023 Notes”), (d) 4.75% Senior Notes due 2024 issued by the Company (“2024 Notes”), and, through BRF GmbH, a Company’s wholly-owned subsidiary, (e) 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by the Company (“2026 Notes”), in the cases of the 2024 Notes and the 2026 Notes, up to the aggregate amount corresponding to the lower of (x) the expected net proceeds to BRF from the issuance of one or more issuances of debt securities on terms satisfactory to BRF, in its sole discretion, and (y) U.S.$500 million, less (1) the cash amount, in U.S. dollars, that BRF is required to spend to purchase the 2022 Notes, the Euro Notes and the 2023 Notes validly tendered and accepted for purchase and (2) U.S.$200 million (“Tender Offers”); (iii) to approve and authorize the Company, by means of its legal representatives, to execute any and all documents necessary and take any and all the appropriate measures for the undertaking of the Issue and the Tender Offers, as provided in items (i) and (ii) above, including, but not limited to, the engagement of all the service providers necessary for the accomplishment of the Issue and the Tender Offers; and (iv) to ratify all acts already taken by the legal representatives of the Company under the context of the Issue and the Tender Offers related to previous items (i), (ii) and (iii).

5.        Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda has been examined, the following matter was discussed and the following resolutions were taken: (i) to approve and authorize the undertaking of the Issue and the execution of all necessary documents for its implementation, including the Purchase Agreement with the underwriters of the Issue and the Indenture; (ii) to approve and authorize the undertaking of the Tender Offers and execution of all necessary documents for its implementation, including the Dealer Manager Agreement with the underwriters of the Tender Offers; (iii) to authorize the Company, by means of its officers and legal representatives, as the case may be, to execute any and all documents necessary and take any and all the appropriate measures for the undertaking of the Issue and the Tender Offers, as provided in items (i) and (ii) above, including, but not limited to, the engagement of all the service providers necessary for the accomplishment of the Issue and the Tender Offers; and (iv) to ratify all acts already taken by the legal representatives of the Company under the context of the Issue and the Tender Offers related to previous items (i), (ii) and (iii).

6.        Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.        Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors.

São Paulo, September 16, 2020.

__________________________________

Carlos Eduardo de Castro Neves

Secretary